

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2021

Lars Staal Wegner, MD
Chief Executive Officer
Evaxion Biotech A/S
Dr. Neergaards vej 5F
2970 Hørsholm
Denmark

      Re: Evaxion Biotech A/S
          Draft Registration Statement on From F-1
          Submitted June 25, 2021
          CIK No. 0001828253

Dear Dr. Wegner:

    This is to advise you that we do not intend to review your registration statement.

    We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Dwight A. Kinsey, Esq.